FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 21, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

End of the Buy-back Programme

Reference is made to our notice of inside information of 28 February 2023 (official registry number 1784), relating to the buyback programme of own shares (the “Buy-back Programme” or the “Programme”) approved by the Board of Directors of Banco Santander. The Bank informs that, after the last acquisitions mentioned below, the maximum investment provided for in the Buy-back Programme was reached, having acquired a total of 269,848,953 own shares, representing approximately 1.64% of the Bank’s share capital, for an aggregated amount of approximately 921 million euros (the maximum monetary amount of the Programme). The acquisition of shares under the Buy-back Programme has been communicated on a regular basis, pursuant to the provisions of article 2.2 and 2.3 of the Commission Delegated Regulation (EU) No. 2016/1052. The Buy-back Programme has therefore been terminated as a consequence of the above and in accordance with the terms set out when it was announced.

As disclosed when the Buy-back Programme was launched, its purpose was to reduce the Bank’s share capital by redeeming the shares acquired thereunder. The capital reduction, approved under section 5 A of the Agenda at the 2023 Ordinary General Shareholders’ Meeting, second call held on 31 March 2023, will be implemented as soon as the relevant regulatory authorization from the European Central Bank is received.

Last transactions executed under the Programme.

Moreover, pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, that it has carried out the following transactions over its own shares between 19 and 21 April 2023 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
19/04/2023	SAN	Purchase	XMAD	4,519,690	3.6109
19/04/2023	SAN	Purchase	CEUX	661,395	3.5944
19/04/2023	SAN	Purchase	TQEX	237,598	3.5911
20/04/2023	SAN	Purchase	XMAD	4,897,351	3.6237
20/04/2023	SAN	Purchase	CEUX	464,671	3.6375
20/04/2023	SAN	Purchase	TQEX	137,978	3.6351
21/04/2023	SAN	Purchase	XMAD	3,648,875	3.5264
21/04/2023	SAN	Purchase	CEUX	601,636	3.5238
21/04/2023	SAN	Purchase	TQEX	198,442	3.5226
			TOTAL	15,367,636

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 21 April 2023

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 19/04/2023 and 21/04/2023 (both inclusive) (https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/doanexo-i-19-a-21-abril.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 21, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance